Exhibit 99.1

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Stevanato Earnings Call	Monday, 10 May 2021

Lisa Miles                 Good morning, and thank you for joining us. With me today is Franco Stevanato, executive chairman; Franco Moro, chief executive officer; and Marco Dal Lago, chief financial officer.

I’d like to remind everyone that a number of statements being made today will be forward-looking in nature. Please remember that such statements are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3d entitled risk factors in the company’s annual report on Form 20-F/A for the fiscal year ended 31 December 2021 filed with the SEC.

We encourage you to review the information contained in our earnings release today in conjunction with our associated SEC filings and our latest Form 20-F/A. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analysis of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results and providing meaningful period-to-period comparisons. For a reconciliation of the non-GAAP measures presented in this document, please see the company’s most recent earnings press release. And with that, I’ll hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato, Executive Chairman: Thank you, Lisa. We are pleased to post another quarter of strong financial results as we foster a track record of consistent performance. Our management team is executing against our multi-year strategic plan to drive sustainable organic growth and increase adoption of high value solutions as we aim to expand EBITDA margins over the long-term.

We are building upon an already solid foundation, guided by our philosophy that customers and patients are at the heart of everything we do. Our focus on science and technology, together with our history of pioneering new trends to enhance the integrity of medicines, has helped us become one of the global leaders of integrated capabilities in the primary packaging space.

In fact, Sanofi, one of our top customer partners, recently nominated Stevanato Group to its distinguished 2022 Supplier Hall of Fame in recognition of our Collaboration Mindset. Stevanato Group was the only glass supplier included on the list. Our inclusion speaks to the value we bring to our customers and our team’s commitment to advancing pharmaceutical innovation to help improve people’s lives every day.

Lastly, I am proud to announce that the board has recommended the approval of an annual cash dividend of €13.5 million, subject to shareholder approval at the annual general meeting on June 1st. On behalf of the entire board, this proposal affirms our confidence in management, the strength of the underlying fundamentals of the business and the favorable multi-year secular trends and robust demand we see in the market.

I will now hand the call to Franco Moro and Marco Dal Lago to discuss this quarter’s results.

Franco Moro, Chief Executive Officer             Thank you, Franco.

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Stevanato Earnings Call	Monday, 10 May 2021

Starting on slide 7, our solid first quarter performance gives us good momentum, and this keeps us on track to achieve our full year guidance. For the first quarter of 2022, we delivered double digit revenue growth, grew high value solutions, and increased order intake compared to last year.

Our mix of high value solutions increased to 29% of total revenue for the first quarter. We remain on course to hit our target mix by 2026 – which is revenue from high value solutions in the mid thirty percent range.

Favorable demand trends continue to underpin the steady flow of incoming orders. For the first quarter of 2022, new order intake increased 29% to approximately €324 million, which led to a committed backlog of approximately €992 million – up from €665 million last year.

As illustrated on slide 8, we started fiscal year 2022 on solid footing. We are executing our strategic and operational priorities to drive sustainable growth and expand EBITDA margin. Under the main pillars of our plan, our efforts are squarely concentrated on advancing the build out of our new EZ-fill regional hubs in the U.S. and China and adding incremental capacity in Italy. This broadens our production footprint, increases capacity in premium products, and anchors operations in these strategic markets growing the mix of high value solutions and rapidly responding to customer demand for premium containment and ready-to-use platforms. The adoption of high value solutions is driven by customers’ needs to match more complex and sensitive treatments like biologics, monoclonal antibodies and mRNA applications with the right containment solution. Our ready-to-use formats reduce a customers’ total cost of ownership, while offering greater flexibility and higher quality driving innovation through investments in Research and Development. Our R&D efforts are focused in premium primary packaging and drug delivery systems to accelerate our market-leading position, strengthen our IP, and develop new technologies to advance patient care.

Building a multi-year pipeline of new opportunities as emerging therapies create a growing demand for high-performance products like Nexa and Alba. In addition, as patient care advances beyond the laboratory to a point of care model, we are developing opportunities to increase our presence in drug delivery systems.

Moving onto slide 9. We announced an exclusive partnership agreement with Owen Mumford, a global leader specializing in the design, development, and manufacture of auto-injectors. The auto-injector space is one of the fastest growing markets within drug delivery systems, with strong demand driven by increasing self-administration trends and new biosimilars entry.

The new agreement supports the Aidaptus auto-injector, a next generation platform that is compatible with glass prefillable syringes and accommodates a range of fill volumes designed to deliver subcutaneous injections with a patient-centric design.

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Stevanato Earnings Call	Monday, 10 May 2021

The partnership underscores the power of our integrated solutions across both Segments. We are the exclusive manufacturing and engineering partner for Owen Mumford, and we will supply sub-assembly and final assembly equipment to customers. Customers have the option to use a range of our EZ-Fill glass syringes as part of a completely integrated auto-injector solution. We will market the Aidaptus auto-injector directly to customers – supporting their combination product programs.

We also announced the expansion of our agreement with Bexson to more therapeutic areas beyond pain management. Bexson is using a customized version of our patient-friendly wearable SG EZ-be Pod – for the advancement of new therapeutics to treat a wide range of mental health conditions, including treatment-resistant depression and PTSD.

These agreements follow on the heels of our expanded agreement with Haselmeier for the Alina Pen Injector. Collectively, these efforts mark another key step in broadening our integrated capabilities, diversifying our portfolio, and growing our presence in the drug delivery space of Pen Injectors, Auto Injectors and Wearable pods.

Turning to slide 10, the cornerstone of our long-term strategic growth plan is building capacity for high value solutions to meet robust customer demand. We are making meaningful progress on our capital projects in the U.S. and China to better serve our customers.

In North America, we remain on track with the build out of our EZ-Fill hub in Indiana where commercial operation and revenue generation are still targeted to begin sometime between late 2023 to early 2024.

We are in the design phase of our new regional hub in China, where work has continued despite the lockdowns. Our new hub will house production for EZ-fill syringes and vials, and the standard formats. We continue to expect that revenue generation will begin in the second half of 2024. Within our existing production in China, we implemented a closed-loop management system which allowed us to continue production during the lockdown, and today, we are back to normal operations.

These priority projects expand our industrial footprint in the fastest growing markets and add capacity amid rising demand. As you know, our modular approach allows us to maximize our capital investments with the flexibility to match our capacity buildout to demand trends.

Turning to slide 11. While Inflation and supply chains remain challenging, we continue to actively manage to mitigate the impacts. We are working in partnership with our customers, and they understand the inflationary dynamics and the associated cost increases.

As you may know, unprecedented demand for electrical components, coupled with lockdowns in China, has further impacted already tight supply chains. While this has caused a temporary disruption for manufacturing parts we use, we pivoted our efforts to optimize production in high value solutions, where demand is strong. We are also sourcing from multiple suppliers, ordering materials further in advance, and keeping more raw materials and inventory on hand.

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Stevanato Earnings Call	Monday, 10 May 2021

Over the last two years, we took actions to reduce the downstream effects from the pandemic and we continue to find practical solutions as the challenges evolve. Manufacturing innovation and operational efficiencies are helping to counterbalance both inflation and tight supply chains. We are successfully managing our global supply chain and working closely with our suppliers and customers in this challenging environment. We believe these business challenges will persist throughout 2022 and our guidance considers this.

In summary, the first quarter was a good start to the fiscal year. We are advancing progress on all fronts with a sharp focus on execution against our strategic priorities to drive durable organic growth in the coming years under the backdrop of a favorable demand environment. I will now hand the call over to Marco.

Marco Dal Lago, CFO

Thanks, Franco. Starting on slide 13, we are pleased with the overall performance in the quarter, and financial results came in largely as expected. Revenue for the first quarter of 2022 grew 10% (or 8% on a constant currency basis) to €212.1 million, driven by growth in both of our segments. I want to point out that the first quarter of last year included a €5.5 million revenue benefit in our BDS segment from a licensing agreement – all of which dropped to the bottom line and bolstered margins, net profit, and earnings in the first quarter of 2021. Excluding the favorable impact of currency translation and the €5.5 million revenue benefit, year-over-year revenue growth would have been approximately 12%.

For the first quarter of 2022, revenue related to Covid represented approximately 10% of revenue, compared to 14% for the same period last year. Excluding Covid, revenue from the base business grew 14% in the first quarter compared to last year.

As Franco noted, the mix of high value solutions increased to 29% of revenue in the first quarter, up from 23% last year.

Gross profit margin in the first quarter of 2022 was 31.8% and benefitted from a higher mix of high value solutions which was offset by a temporary slowdown in production due to the higher absenteeism during the month of January and February related to Covid-19, and, to a lesser extent, inflationary costs. While we have been successful in recovering the majority of our cost increases, the steep rise in natural gas tempered margin, which we expect to recover in future periods through price adjustments.

For the first quarter, operating profit margin was 17.9% and 18.3% on an adjusted basis. Operating profit margin reflects higher operational expenses in R&D as we boost our efforts in this area as well as increased G&A mostly related to public company costs.

This resulted in a net profit of €27.8 million or €0.10 cents of diluted earnings per share. As expected, the number of weighted average shares outstanding were higher in the first quarter of 2022 compared to Q1 last year. Adjusted net profit was €28.6 million; and adjusted diluted EPS were €0.11 cents. For the first quarter adjusted EBITDA was €54 million and adjusted EBITDA margin was 25.5%.

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Stevanato Earnings Call	Monday, 10 May 2021

Please turn to Slide 14 for Segment results. For the first quarter, BDS Segment revenue increased 7% (or 5% on a constant currency basis) over last year to €172.4 million. As a reminder, the prior-year period included a €5.5 million benefit from a licensing agreement.

Revenue growth for the BDS Segment in the first quarter was driven by our high value solutions which increased 37% year-over-year to €61.5 million, while revenue from other containment and delivery solutions was down 4% to €110.9 million – due to the revenue benefit in Q1 last year.

For the first quarter of 2022, gross profit margin was 32.9%. While the Segment benefitted from a higher mix of high value solutions, gross profit margin was unfavorably impacted by the production slow down due to Covid-19, and, to a lesser extent, inflationary costs. Operating profit margin was 20.7%.

The Engineering Segment continues to achieve double-digit revenue growth driven by strong customer demand. For the first quarter, revenue derived from external customers increased 23% to €39.6 million compared to the prior year driven by strong sales in our glass forming and visual inspection machines. Separately, the increase in intersegment revenue was due to the Company’s ongoing capacity expansion efforts under its strategic plan.

Gross profit margin for the first quarter of 2022 was 21.4%. We have taken steps to improve Segment margins such as growing our more accretive after-sales business and implementing optimization efforts. Operating profit margin was 13.8% in the first quarter.

Turning to slide 15. Our balance sheet is strong, and as of the end of March, we maintained a positive net financial position of €143.3 million, and we ended the quarter with cash and cash equivalents on hand of €366.7 million.

Our increased working capital needs are partly reflective of our sensible approach to keeping more inventories on hand and navigating the current business and supply chain environment as we drive long-term sustainable growth.

For the first quarter, cash generated from operating activities was €5.2 million. We are executing against our strategic priorities and our global expansion plans. As a result, capital expenditures for the first quarter of 2022 were €53.8 million and the main driver behind negative free cash flow of €48.8 million.

Turning now to slide 16, we thought it would be useful to provide a breakdown of our forecasted 2022 cap ex plans. As the chart illustrates our top priority is centered on growth platforms with 82% of spend for Italy, the U.S. and China to expand our capacity in high value solutions to meet the growing demand for this premium product set. We believe these demand-driven investments create the best path to deliver organic, sustainable growth over the long-term.

We are investing 6% into our R&D activities. As Franco noted, our R&D efforts are focused on innovation in our glass primary packaging products and the advancement of our drug delivery devices to maintain and accelerate our market leading position. And lastly, 12% to fund other investment areas such as innovation in operating efficiencies and quality, Information Technology, maintenance, and safety.

And on slide 17, we are maintaining our full year guidance. We believe that revenue from Covid may be lower than

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Stevanato Earnings Call	Monday, 10 May 2021

our initial expectations which was in the mid-teens as a percentage of 2022 revenue and it is more likely to be at the lower end of that range and favorably offset by higher revenue in our base business. For fiscal year 2022, we continue to expect revenue in the range of €935 million to €945 million, adjusted diluted EPS in the range €0.49 cents to €0.51 cents (assuming weighted average shares outstanding of 264.7 million), and adjusted EBITDA in the range of €248 million to €253 million.

Thank you. I will pass the call back to Franco Moro for closing comments.

Franco Moro    In closing on page 18, we delivered another quarter of solid financial results that were in-line with our expectations. We are building a track record of consistent performance, and this gives us the confidence to maintain our fiscal 2022 guidance.

We are operating in an environment of strong demand, with attractive end markets with durable, secular multi-year drivers. We are poised to capitalize on these favorable trends as customers develop more advanced treatments that demand a more sophisticated approach to drug containment. At the same time, we are strengthening our portfolio of drug delivery solutions to improve patients’ lives as therapies shift from point of lab to point of care.

Through these efforts and more, we are investing in areas that ensure that the Stevanato Group remains at the forefront of scientific innovation and a trusted partner for our customers. We are excited about the future.

With that, let’s open it up for questions, operator?

Operator        Thank you. The Q&A session will now begin. If you would like to ask a question, please press star followed by one on your telephone keypad. If you change your mind at any time, please press star followed by two. When speaking, please ensure your line is unmuted locally. The first question we have from the phone line comes from Derik De Bruin of Bank of America. Your line is open, Derik.

Derik de Bruin             Hi. Good morning. Thank you for taking my question. Just a couple of ones, and apologies, I was on and off the call. The embedded expectation for organic constant currency growth in the guide is what, at this point?

Marco Dal Lago            So the foreign exchange rate effect is embedded in our guidance, with a favourable impact in Q1. But in the guidance, we are taking into account opportunities and risks, and the foreign exchange is one of them. Nevertheless, we still expect double-digit organic growth without taking into account the foreign exchange effect.

Derik de Bruin             Okay, double-digit organic revenue growth in the revenue is great. And have you sort of… I mean, it’s good to see that you can sort of maintain guidance even with the COVID tailwinds coming off. I guess, any sort of like visibility into how this is going to trend in the upcoming quarters and how you look at 2023 and de-risking those?

Franco Moro               Yes, thank you, and let me just say that we are sorry also for the technical issues you experienced in the beginning of this call and thanks so much to everybody to staying with us. Then, Derik, the answer

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Stevanato Earnings Call	Monday, 10 May 2021

to your point is that as Marco said, we have the possibility to confirm our guidance. We always take into account the possibility of a quarterly fluctuation. We see the trends, the overall trends for the business being very strong in terms of the base business.

Also, the trends related to COVID are still there in terms of a possibility to have a different situation in the last part of the year, taking into consideration all the variables in place. In terms of the view about the next year, it’s very early to speculate about COVID itself. We have a very strong backlog, very strong demand in place that gives us a lot of opportunities. We remain optimistic about keeping the trends also for the future years.

Derik de Bruin                Thank you.

Operator                          Thank you.

Lisa Miles                       Next question, please.

Operator                          We now have John Kreger from the line of Justin Lin of William Blair. Your line is open.

John Kreger                  Hi. Good morning. Congrats on the quarter. Just a follow-up question on Derik’s question on COVID. I guess you’re revising estimates to the low teens for the year. I guess my question is, are your customers cancelling orders? Are some orders perhaps being pushed to 2023? Any additional colour that you can provide there would be really helpful.

Franco Moro                 Yes, we had changes in the forecast of our customers for COVID business. But, in the meantime, we also adjusted our forecast for different therapeutic areas. As a matter of fact, we’ve already backfilled the changes in one direction with the good changes in the right direction linked to different therapeutic areas. It’s something that is always in any therapeutic areas, but we confirm the guidance for the year because of these very strong positive trends in other therapeutic areas, and the overall demand, I can confirm, is still strong for the overall business.

John Kreger                 Okay. In terms of high-value solutions, obviously, it’s been quite strong in recent quarters. And if I remember correctly, we’re probably above the trend line previously communicated or expected maybe, say, a few months ago, right? But the longer target of mid-30% has not changed since. I guess what’s preventing you from perhaps growing high-value solutions more quickly?

Marco Dal Lago             Yes. You are right. First of all, the trajectory is there. We did 22% in 2020, almost 25% last year. And we have a forecast this year guidance of high 20%. We are in line with our trajectory to reach the mid-30% by 2026. And we are, let’s say, confident we will be there in the next year. So, the shifting is happening. We push as much as possible to accelerate the conversion.

John Kreger                   Okay, thank you.

Operator                          We now have Dave Windley of Jefferies. Dave, your line is open.

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Stevanato Earnings Call	Monday, 10 May 2021

Dave Windley                 Hi. Thank you for taking my question. Good afternoon to all. Just following on Justin’s question on the high-value solutions. Could you talk qualitatively first about which among your portfolio of high-value solutions, your clients are leaning toward or demanding the most?

Franco Moro                   Yes. Thank you, David. It’s a very exciting topic for us, because overall, we see very strong demand in many of our high-value solutions. As you asked, I can say that we have a very strong demand in our syringes in Nexa and Alba configuration. But in the meantime, we also had the same good welcome from the market in terms of Nexa vials. You know that we are pushing the conversion of the market from bulk vials to EZ-fill vials. The demand is so strong, we are investing a lot to match capacity with the increase in demand. And we see very, very favourable trends for the future. It’s one of our focuses, and we will continue to push it very strongly.

Dave Windley          Franco, your comments there about pushing client uptake, I think we’ve seen several announcements of capacity expansion. Perhaps I’m thinking, maybe leaning more toward contract manufacturers that are adding filling lines. Can you provide any colour on that front, if you’re having success? I know the contract manufacturers maybe an incrementally harder sell on the EZ-fill front. But are you having success in getting them to format or align those filling lines in a way that would be compatible with EZ-fill?

Franco Moro                   I’m not really sure I have captured the full question, but, David, we are so strongly focused on our value proposition that is linked to what is now our integrated offering in terms of having different business lines. In terms of EZ-fill vials, we are not in the space of a filling, if I capture your question, right.

Dave Windley                   Please go ahead, sorry. Go ahead.

Lisa Miles                      Dave, just to clarify your question, I think what you’re asking is that from the adoption of the high value solutions, are we seeing more filling lines going in at contract manufacturers as an example? Is that the spirit of your question?

Dave Windley               Yes. Are your customers installing lines that are configured for EZ-fill? I understand that to be a precursor to their adoptions of actual EZ-fill vials.

Franco Moro                    Yes. Sorry for my misunderstanding at the beginning of the answer. Yes, the answer is yes, we see more adoption. We know that some of our customers are planning the conversion of their capacity, not only for the short-term installation, but also in the longer run to have different capabilities in terms of filling lines, shifting to ready-to-use format. This is the trend. And obviously, we are working in partnership with many customers to understand their needs and also to be in line with their expectations for the next future. The answer is yes.

Dave Windley                 Great. Thank you. Sorry, I didn’t ask the question well. A couple of, I think, Marco, questions on numbers. Would you be willing to provide the percentage of your revenue in EZ-fill that is not in high-value? And then, would you be willing to give us some perspective on how much of your backlog relates to… or do you expect to recognize in 2022 and how much spans over into 2023? Thank you.

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Stevanato Earnings Call	Monday, 10 May 2021

Marco Dal Lago          I’ll start from the backlog. We are pretty happy with the order intake and the high-value solution backlog. This has given us strong confidence in delivering the high 20% we mentioned before as revenue in the year. The backlog is very consistent with this assumption for 2022.

About your question about EZ-fill, we keep on growing EZ-fill. Most importantly, we are converting our capacity to our high-value solutions. In a nutshell, we will not disclose the KPI as usual, as EZ-fill are growing less than 37% high-value solutions are growing. I hope this is enough for you to model.

Dave Windley               Okay, yes, that will work. Thank you very much.

Lisa Miles                     Thanks, Dave. Next question please.

Operator                        We now have Paul Knight from KeyBanc. Please go ahead when you’re ready.

Paul Knight                  Hi. Thanks for the time. The pricing, you mentioned that will flow through for the current quarter or the rest of the year. Pricing wasn’t fully in place in the first quarter, Marco?

Marco Dal Lago          Yes. As we explained, there has been a sharp increase in natural gas price that is part of our process. As a matter of fact, we have some delay in transferring into price adjustment, this increase that was pretty strong at the end of Q4 and in Q1. We’re estimating about a €1 million hit. The other negative effect we mentioned is about the Omicron variant absences that as we already anticipated, hit our production in January and February.

Nevertheless, through the shift into our high-value solutions, we have been able to improve the margin compared to Q4 in spite of the very same mix. I think we offset the two headwinds through the shift into high value solutions and efficiency we put in place.

Paul Knight                  And then Franco, your backlog increase of 49% from prior year, I’m assuming it’s EZ-fill. But can you be… do you think it’s around monoclonals? Is it being impacted by trends in generics? What’s the colour around that size increase in backlog?

Franco Moro              Yes, it’s a very good point because, as you mentioned, we mentioned that the shift to high-value solutions is continuing to proceed according to our expectation or with a very optimistic view for the future. In terms of therapeutic areas or technologies that we see very strong demand is mostly linked to biotech and partially to biosimilars. There is general growth also in other areas, but our focus and our best opportunities are in biotech and biosimilars.

Paul Knight                  Okay, thank you very much. Lastly, on the dividend, that’s for the shareholder vote June 1. Would that be dividend for the third quarter, Marco?

Marco Dal Lago            The record date is expected to be 14 June.

Lisa Miles                       And the pay date is in July, Paul. It’s in our AGM materials that are on our website, and I will

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Stevanato Earnings Call	Monday, 10 May 2021

send that to you after the call for you, so you have the specifics.

Paul Knight                    OK. That’s a quarterly dividend starting at that time.

Marco Dal Lago             It’s an annual dividend.

Lisa Miles                       It’s an annual dividend, Paul.

Paul Knight                    Okay, thank you.

Operator                           Thank you. We now have Tim Daley of Wells Fargo. Please go ahead, your line is now open.

Tim Daley                      Hey, everybody. Thanks for the time. I just wanted to circle back on Dave’s question about the backlog, just general ordering patterns and how it relates to backlog growth in your inventory build. You all mentioned that you guys are increasing your safety stocks, you’re ordering raw materials out a bit further to make sure you don’t have any supply chain disruptions. But if we think about it in terms of how your backlog is growing, I’m sure customers are doing something similar.

Could you kind of help us understand how much of that backlog growth that you’re putting up is maybe a similar dynamic happening at customers, where they are placing orders further out, maybe increasing safety stock? Or is that not a factor in the backlog? And then, I’ve got other questions as well after that one.

Marco Dal Lago            I’ll start from the numbers, then I’ll probably hand over to Franco for other comments. So first of all, we have strong visibility to our backlog. We are happy about the mix as mentioned. We have a strong visibility for 2022 being covered very well for the year and for our guidance.

At the same time, we are building the foundation for next year. We have in excess of €370 million for the years to come. We are building the foundation also for 2023 and beyond. We have a strong backlog in both segments and the shift in the mix is shifting to our high-value solution. I’ll hand over to Franco for some other comments.

Franco Moro                  Yes, in terms of the trends that you can imagine about booking advanced capacity, I must say at least two things. The first one is that we are not in front of a temporary upside. The backlog is stronger because the mid to long-term demand is strong, not because we are in a crisis that passes a lot about our supply for pharma.

At the meantime, we are very close to our customers. What we have to do to secure our own supply chain for material that is coming from a different supplier, different area, also geographic area, is not the same case for our pharma, our pharma customer, because we are very close to them. I don’t think that we can copy and paste what we are doing to secure the supply chain in terms of what our customers are doing in terms of their own demand.

It is the long-term steady growth in our business that is driving the backlog. Obviously, the success of our specific value proposition, high-value solutions and the flexibility that we deliver to our customers.

Tim Daley                       Great. That’s very encouraging commentary. Appreciate that. Now I wanted to touch on the

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Stevanato Earnings Call	Monday, 10 May 2021

exclusive agreement. We saw a couple of press releases come out this quarter. I guess if we just dove into the Owen Mumford kind of anecdote here. Can you just kind of run us through how the economics works and effectively with the exclusive agreement, what has materially changed? I know you guys were expecting previously.

How do you convince someone, a customer like this to effectively fully integrate your solutions here? So how do you increase the penetration of the glass components beyond the plastics and the assembly exclusivity that you have? Thank you, appreciate it.

Franco Moro             Yes. Obviously, I cannot disclose any specific figures linked to this specific agreement and the expected outcome in terms of business. What I can say is that the approach to DDS is part of our overall strategy, where we want to become more and more a solution provider for our customers. The DDS space isn’t fast growing in the very short term, but is in the mid- to long-term. It’s a fast-growing area because it’s coherent with the trajectory of mega-trends like chronic diseases, like providing the patients better life in terms of staying away from the hospital and taking the treatments at home.

This is the strategic reason why we are investing in that space. The life cycle of DDS project is not the short one, it’s for the mid- or long-run. And that is the reason why we are pushing our efforts in R&D also in that direction.

Lisa Miles                 Tim, just to clarify, I think that we have one more question that was tied into your string of questions regarding the integrated capabilities and the glass component as well.

Franco Moro             Yes, yes. We mentioned several times that in the DDS space, we play with all our own capabilities in glass, in plastic for the injection modelling and then for assembly line that are part of our offering in engineering. All together, we can provide the customer the fully integrated solution to have DDS available, and on top of that, we also put our experience in services to develop the right containment solution for the customers.

Lisa Miles                   And does that answer your question?

Tim Daley                   Yes, that’s great. Thank you.

Operator                      We now have John Sourbeer of UBS, please go ahead, I have opened your line, John.

John Sourbeer         Good morning. Could you talk a little bit on the regional performance in the quarter across Americas, EMEA and APAC? And anything to highlight in the second quarter from China lockdowns?

Marco Dal Lago         Yes. I’ll start from the regional breakdown, as you will find it in the 6K long form. Europe is still the main market with 58.5%. North America is the second market with 25% of the revenue. We have about 13.4% in Asia Pacific and 3.2% in Latin America. We are keeping on growing in Asia Pacific. And the other very important market for us in the medium-term is North America, of course. I don’t recall your second question, sorry.

Franco Moro             I can take it, Marco. You asked about the Q2. In COVID, it’s very difficult to say anything. We cannot anticipate anything about the Q2. I can reinforce what the outcomes are in Q1, when we experience in the

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Stevanato Earnings Call	Monday, 10 May 2021

area where we have our own facility in short-term lockdown for a few weeks. In that period, we secured the continuity of the business in the closed loop set up, having our people in the plant working 24-hour days, seven days a week.

I take the chance also to say thank you to all our colleagues, because they experienced a very tough time. They showed our customer-centric approach to secure the supply for our customers even if the environment wasn’t so strong, so difficult. Thanks to all our colleagues in China.

John Sourbeer         Thanks. On the capital expansion in Italy, any update there, any way to quantify when you expect these to start generating revenue?

Franco Moro            If I understand the question, we are investing in Italy, and we expect to take advantage of the capacity expansion during the next year. Out of the new facilities in the US and China, we can confirm that we expect to have the first revenue generation late in 2023 in the US and mid-second half of 2024 in China.

Lisa Miles                John, I just want to clarify your question as it relates to our Italy capacity expansion. Can you please ask that question again?

John Sourbeer       Yes, I saw the updates specifically on North America and China in the presentation. Any update there on Italy? Have you stated when you expect to start generating revenue?

Franco Moro         It’s not just a switch. We are continuing investing since many years in Italy. We are releasing additional capacity month by month, if not quarter by quarter. We are in line with our investment plan in Italy, and we will see more capacity available also in the next month, but it’s not a one-off. It’s several lines that are coming in production weeks after weeks, if not more frequently.

John Sourbeer       Got it. Appreciate the colour. Thanks.

Operator              We now have the next question from Drew Ranieri of Morgan Stanley. Please go ahead when you’re ready.

Drew Ranieri       Hi everyone. Thanks for taking the question. Marco, maybe this is specifically for you, but in maintaining your 2022 guidance. Can you maybe just help us frame where BDS growth and engineering growth could shake out for the year? It just seems like engineering continues to maybe outpace our expectations, but just curious if you could provide more detail there? Second, are there any other onetime licensing orders that we should be aware of for the remaining three quarters of the year? Thank you.

Marco Dal Lago    Today, so let’s start from the end, we don’t expect any one-time for the months to come, as of today, obviously, based on what we know today. About your question about engineering, we went up very rapidly last year. We went up about 50% year over year in ‘21. As mentioned during our previous earnings call, we expect a high single-digit growth this year, and this is what we have in our guidance today.

On the other segment, we expect double-digit growth, having an overall growth of 11.4% if we take the centre point

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Stevanato Earnings Call	Monday, 10 May 2021

of our guidance. We are not changing our model today. We are in the first quarter, basically we have a robust backlog impact in both segments, providing us a good visibility on the next month.

Lisa Miles             Does that answer your question, Drew?

Drew Ranieri       Yes, sorry. And maybe just on the one-time orders, I meant maybe on a year-over-year comparison, is there anything in 2021 that was like a one-time order in 2Q, 3Q or 4Q like you had in this first quarter of the prior year?

Marco Dal Lago   You mean in the prior year? Well, for sure, end of the year, we have the interest income, the sales of the minority in Swissfillon that improved the margin this time. I don’t recall any other significant event besides the well-known one-time bonus we provided to employees in Q3, and the closing of the older stock agreement with some managers in second quarter. These are the main ones we had last year, but we treat them basically as nonrecurring items.

Drew Ranieri         All right. Thanks for taking the questions.

Operator               Thank you. As that was our final question, I’d like to hand it back to Lisa Miles for some closing remarks.

Lisa Miles           Thank you, Operator. I want to thank everyone for joining the call today and persevering through the technical challenges that NetRoadshow had. On behalf of the management team, we appreciate your support, and have a great day.

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